      As filed with the Securities Exchange Commision on April 22, 1999.
                                                      Registration No. 333-64987

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               AMENDMENT NO. 1
                                      TO
                                   FORM F-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          VERONEX TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's Name into English)


 British Columbia, Canada                                       95-4235375
 ------------------------                                       ----------
(State or other jurisdiction of                               (IRS Employer
incorporation or organization)                               Identification No.)


    #701 475 Howe Street                       18023 Sky Park Circle, Suite E-2
 Vancouver, British Columbia, Canada V6C 2B3      Irvine, California 92614
                 (604) 669-5650                       (949) 253-9600

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     David A. Hite, Chief Executive Office
                       18023 Sky Park Circle, Suite E-2
                           Irvine, California 92614
                                (949) 253-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:
                   Randolf W. Katz, Esq., Arter & Hadden LLP
              5 Park Plaza, Suite 1000, Irvine, California 92614

   Approximate date of commencement of proposed sale to the public
   ________________.
   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
   If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box.     [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.     [_]_____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]_______________

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.     [_]_____________

   If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.    [_]





THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                          VERONEX TECHNOLOGIES, INC.
                             CROSS-REFERENCE SHEET

             PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING THE
            LOCATION OF INFORMATION REQUIRED BY PART I OF FORM F-2


Item of Form F-2                                                       Prospectus' Caption or Location
----------------                                                       -------------------------------
1.  Forepart of the Registration Statement and Outside                 Cover of Registration Statement; Cross Reference
    Front Cover of Prospectus......................................    Sheet; Outside Front Cover of Prospectus
2.  Inside Front and Outside Back Cover Page of Prospectus.........    Prospectus Summary
3.  Summary Information, and Risk Factors..........................    Prospectus Summary; Risk Factors
4.  Use of Proceeds................................................    Use of Proceeds
5.  Determination of Offering Price................................    The Offering; Description of Securities
6.  Dilution.......................................................    Dilution
7.  Selling Security Holders.......................................    Selling Shareholders
8.  Plan of Distribution...........................................    Prospectus Summary; The Offering; Plan of Distribution
9.  Description of Securities to be Registered.....................    Prospectus Summary; The Offering; Description of Securities
10. Interests of Named Experts and Counsel.........................    Legal Matters
11. Material Changes...............................................    Recent Developments
12. Information with Respect to the Registrant.....................    Incorporation of Certain Documents by Reference
13. Disclosure of Commission Position on Indemnification for
    Securities Act Liabilities.....................................    Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.


PROSPECTUS             Subject to Completion, April 22, 1999

                               1,736,800 SHARES
                          VERONEX TECHNOLOGIES, INC.
                                 COMMON STOCK


     Veronex Technologies, Inc., a British Columbia corporation ("Veronex" or the "Company"), is offering to sell up to 702,800 shares of its Common Stock, no par value per share ("Common Stock"), as follows:

     (i) Up to 502,000 shares of Common Stock underlying additional warrants ("Additional Warrants") granted to certain shareholders ("Unit Investors") of the Company who purchased Units, each Unit being comprised of one share of Common Stock and one unit warrant ("Unit Warrants"), sold during November 1997 in a private placement ("Units");

     (ii) Up to 100,400 shares of Common Stock ("Placement Warrant Shares") underlying warrants granted to Robb Peck McCooey Clearing Corp. ("Placement Warrants"), the Company's placement agent during its sale of the Units; and

     (iii) Up to an additional 100,400 shares of Common Stock ("Additional Placement Warrant Shares") underlying additional warrants ("Additional Placement Warrants") granted to the holders of the Placement Warrants. The foregoing Additional Warrants and Additional Placement Warrants may be referred to hereinafter collectively as "Contingent Warrants." The foregoing Unit Warrants, Additional Warrants, Placement Warrants, and Additional Placement Warrants may be referred to hereinafter collectively as "Warrants." The shares of Common Stock underlying the Warrants may be referred to hereinafter collectively as "Warrant Shares."

  This Prospectus is also offering for sale for the account of certain of the Company's shareholders ("Selling Shareholders") up to (i) 30,000 shares of the Common Stock ("Unit Investor Shares") issued to the Selling Shareholders during the Company's sale of the Units, (ii) 502,000 shares of Common Stock ("Unit Warrant Shares") underlying the Unit Warrants; and (iii) an additional 502,000 shares of Common Stock ("Additional Shares"), issued to the Unit Investors (the Unit Investor Shares, the Unit Warrant Shares, and Additional Shares may be referred to collectively hereinafter as the "Selling Shareholder Shares").

     The Unit Warrants were granted and the Unit Investor Shares were issued by the Company as part of a private placement of its securities in November 1997. The Unit Warrant Shares will be issued to the holders of the Unit Warrants upon the exercise of the Unit Warrants, if at all. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares offered for the account of the Selling Shareholders; however, it will receive proceeds upon the exercise of the Unit Warrants by the holders thereof (as to which exercise there can be no assurance). (See "The Offering," "Risk Factors," "Dilution," "Use of Proceeds," "Selling Shareholders," and "Plan of Distribution.") The foregoing Additional Shares and Selling Shareholder Shares may be referred to hereinafter collectively as "Unit Shares." The Company's Common Stock is quoted on the OTC Bulletin Board in the United States of America under the symbol "VXTK."


      THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD
                   BE CONSIDERED BY PROSPECTIVE PURCHASERS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
                        AND EXCHANGE COMMISSION OR ANY

               STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS APRIL __, 1999.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Available Information.................................................   2
Incorporation of Certain Documents by Reference.......................   3
Forward Looking Statements............................................   3
Prospectus Summary....................................................   4
The Offering..........................................................   6
Risk Factors..........................................................   7
Description of Securities.............................................  11
Dilution..............................................................  16
Use of Proceeds.......................................................  18
Recent Developments...................................................  19
Selling Shareholders..................................................  24
Plan of Distribution..................................................  25
Legal Matters.........................................................  27


--------------------------------------------------------------------------------
                             AVAILABLE INFORMATION
--------------------------------------------------------------------------------

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered in this Offering. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus (the "Prospectus"), which constitutes a part of a Registration Statement, omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the schedules relating thereto. Each statement made in this Prospectus concerning any document filed as an exhibit to the Registration Statement is not necessarily complete, and each statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

     The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 210 South Dearborn Street, Room 1204, Chicago, Illinois 60604; and 7 World Trade Center, 13th Floor, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, Room 1024, Washington, D.C. 20549.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 210 South Dearborn Street, Room 1204, Chicago, Illinois 60604; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

--------------------------------------------------------------------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
--------------------------------------------------------------------------------

     The Company's Annual Report on Form 20-F, as amended, for the fiscal year ended February 28, 1998 ("Form 20-F") and Report of Foreign Issuer on Form 6-K for the fiscal quarters ended May 31, 1998, August 31, 1998, and November 30, 1998, respectively (individually, "Form 6-K"; collectively, "Forms 6-K"), are incorporated by reference in this Prospectus and shall be deemed to be a part hereof, and are delivered herewith.


--------------------------------------------------------------------------------
                          FORWARD LOOKING INFORMATION
--------------------------------------------------------------------------------

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this Prospectus, including statements of the Company and management's expectations, intentions, plans and beliefs, contain forward-looking statements relating to the expected capabilities of the Company, as defined in Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks and uncertainties that are outside the Company's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances.

       These forward-looking statements are subject to numerous risks and uncertainties, including the risks that:

(i) other companies will develop products and services perceived to be equal to or superior than the present and proposed products and services of the Company;

(ii)   the products and services may not be marketed effectively by the Company;

(iii) potential customers may find other products and services more suitable for the applications marketed by the Company;

(iv) the future outcome of regulatory and litigation matters are not determinable;

(v) the receipt of adequate additional capital on a timely basis to enable the Company to implement its business plans;

(vi) the commercial viability of the Company's year 2000 software and the related business application engineering and re-engineering toolset;

(vii) the success of the Company's marketing and partnering efforts in respect of such software;

(viii) the continuation of favorable economic conditions; and

(ix) the assumptions described in this Prospectus underlying such forward-looking statements, as well as other risks that may cause such statements not to prove accurate.

       Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are solely those of the Company and are subject to change without notice. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.

--------------------------------------------------------------------------------
                              PROSPECTUS SUMMARY
--------------------------------------------------------------------------------
     The following summary is qualified in its entirety by reference to the detailed information, financial statements and related notes appearing elsewhere in the Prospectus including information under the caption "Risk Factors." Each investor is urged to read the Prospectus in its entirety.

                                  THE COMPANY

     Veronex Technologies, Inc. is a corporation organized under the laws of the Province of British Columbia, Canada and was incorporated on March 8, 1974 under the name of Rockel Mines Ltd. The Company changed its name to Veronex Resources Ltd. on May 1, 1979, International Veronex Resources Ltd. on October 21, 1992, and to Veronex Technologies, Inc. on December 4, 1997.

     In 1978, Veronex began a long-term strategy aggressively to acquire and develop diversified natural resource properties. The acquisition of these new natural resource opportunities was usually for a combination of cash and the issuance of new shares of common stock. Generally, the issuance of a portion of these new shares of common stock was contingent upon the discovery and successful production of the desired natural resource. The Company's normal business approach was to combine its own exploration and operational expertise with the financial strength of a major partner.

     During the early part of 1997, the Company began an effort to redirect its focus to become a computer software development and publishing company with a fully integrated business application engineering and re-engineering toolset. Since then, the Company has completed acquisitions of the worldwide rights, title, and interest in and to a new software product that (i) provides a solution to the Millennium issue and Year 2000 computer incompatibilities ("Y2K Solution") and (ii) provides non-technical personnel with the ability to analyze, design, modify, document, and implement high quality, custom software applications. The Company's recent name change to Veronex Technologies, Inc. reflects its successful transition into the computer software industry and its mission to become the leading software provider for business application systems for the New Millennium.

     The Company's Common Stock is registered under the Securities Exchange Act of 1934, as amended, and its stock trades principally on the OTC Bulletin Board in the United States of America under the symbol "VXTK." The Company's common stock was also registered with and traded on the Vancouver Stock Exchange in Canada under its previous name, International Veronex Resources Ltd., and symbol "IVX," until the Company applied for a voluntary delisting from the Vancouver Stock Exchange and as of July 4, 1997, the Company's common shares were delisted from trading on the Vancouver Stock Exchange.

                                 RISK FACTORS

     Investment in the securities offered hereby involves a high degree of risk. Purchasers of the securities should carefully review the factors under headings "Risk Factors" and "Dilution."


------------------------------------------------------------------------------------------------------------------------------------

                                 The Offering
Securities Offered........   The 702,800 shares of Common Stock offered by the Company hereby include up to:

                             (i)    502,000 Additional Warrant Shares,

                             (ii)   100,400 Placement Warrant Shares, and

                             (iii)  100,400 Additional Placement Warrant Shares.
                                    (See "Description of Securities," and Prospectus Cover Page.)

                             The 1,034,000 Selling Shareholder Shares offered by the Selling Shareholders hereby are offered for their own account. (See "Description of Securities.")

Shares of Common Stock
 Outstanding:
  Prior to Offering(1)....   7,498,159
  After Offering(2).......   8,702,959

Use of Proceeds...........   If the Warrants are exercised (as to which exercise there can be no assurance), the net proceeds therefrom have been allocated by the Company for working capital and general corporate purposes. Thus, holders of the Warrants upon the exercise thereof will be entrusting their funds with management without any specific commitment on the part of the Company for their use. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares offered for the account of the
                             Selling Shareholders; however, it will receive proceeds upon the exercise of the Unit Warrants by the holders thereof (as to which exercise there can be no assurance).

Risk Factors..............   Investment in the securities offered hereby involves a high degree of risk.  Purchasers of the securities should carefully review the factors under headings "Risk Factors" and "Dilution."

Other Information.........   This Prospectus incorporates certain other documents and material information by reference. See
                             "Incorporation of Certain Documents by Reference" and "Recent Developments."
------------------------------------------------------------------------------------------------------------------------------------


OTC Bulletin Board
 Symbol....................  VXTK

/(1)/ The total shares outstanding represented in this table is comprised of the sum of the 6,996,159 shares of Common Stock outstanding as of November 30,
 1998, and the 502,000 Additional Shares issued by the Company effective April
 15, 1999 to the Unit Investors due to its failure to generate the Revenue
 Amount during the Revenue Period as set forth under the caption "Description of
 Securities."
/(2)/ Assumes that all Warrants are exercised, as to which exercise there can be no assurance.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 RISK FACTORS
--------------------------------------------------------------------------------
SUBSTANTIAL HISTORICAL OPERATING LOSSES; LACK OF SALES.

     Since inception, the Company has generated a deficit of approximately $38,500,000. As of November 30, 1998, the Company has generated approximately $17,400,000 of operating revenues from its Y2K Solution and Related Software. Although the Company has generated operating revenues from the sale of its Y2K Solution and Related Software, such sales have occurred primarily in the last two fiscal quarters and there can be no assurance that any meaningful additional sales revenues will be generated therefrom or that the Y2K Solution or Related Software will prove to be commercially feasible.

NEED FOR ADDITIONAL FINANCING.

     The development and commercialization of the Company's Y2K Solution and Related Software may require the expenditure of substantial capital. Subsequent to the Offering, the Company may require additional funding in order to achieve its operating objectives. The timing of completion of further commercial versions of and commercial acceptance of the Y2K Solution and Related Software may increase the Company's requirements for capital. If additional capital is required, the Company may seek to obtain such additional funds primarily through additional public or private equity or debt financings. Such additional financings may result in dilution to current shareholders. There can be no assurance that such additional financing, if required, can be obtained on terms acceptable to the Company, if at all. If additional funds are not available, the Company may be required to curtail significantly or to eliminate some or all of its development or sales and marketing programs or to obtain funds through arrangements with corporate partners or others who may require the Company to relinquish certain rights to its intellectual property. The Company currently has no established bank credit arrangements.

LIMITED EXPERIENCE WITH Y2K SOLUTION AND RELATED SOFTWARE.

     On January 14, 1997, the Company entered into a Property Purchase Agreement (the "Purchase Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer. The principal terms of the Purchase Agreement initially provided for the Company to issue up to 12,000,000 shares of Common Stock to acquire such assets, with 11,900,000 of such shares to be issued based on an earn-out formula, contingent upon future revenues generated from licensing sales and maintenance contracts relating to the acquired assets.

     Effective the same date, the Purchase Agreement was amended to reduce by 5,500,000 the number of shares of Common Stock to be issued to Mr. Price based on the contingent earn-out formula. Of such reduction, 3,500,000 shares were reserved for contingent issuance to ProMax Conceptual Strategies ("ProMax"), a California corporation, of which Mr. Price was the majority shareholder; the balance of the 2,000,000 contingent earn-out shares were allocated to the Company's 1997 Contingent Stock Option Plan, which shares are also to be issued on a contingent basis. Effective as of January 14, 1997, the Board of Directors of ProMax approved an agreement to merge ProMax with and into PCS Acquisition Corp., a California corporation and wholly-owned subsidiary of Veronex. Approval by the ProMax shareholders was obtained in August of 1997, and the merger documents were filed with the California Secretary of State's office in September of 1997.

     Effective August 1, 1997, the Company acquired additional, complementary technologies and expertise to assist its efforts in furthering the development and marketing of its software products (collectively referred to as the "I|NOVA System"). The Y2K Solution, I|NOVA System, software, and related technologies are sometimes hereinafter referred to herein as the "Software" or "Y2K Solution and Related Software."

     Although management believes that the Company's software capabilities, and the individual experience of the Company's key employees, are considerable, the recent amalgamation of such individuals and their completion of the Y2K Solution and Related Software leave the Company subject to all risks incident to the creation of a new business and the development of new products, including the absence of a history of operations and of proven products that have been produced, sold, and installed in quantity. Further, the Company is at a commercial and strategic disadvantage to other companies that earlier commenced commercialization of their solutions to the year 2000 problem. Thus, there can be no assurance that the Company will ultimately realize any material level of revenues from the sale and installation of its products.

SUCCESSFUL SALES NOT ASSURED.

     Notwithstanding the Company's belief that its new, proprietary Y2K Solution and Related Software provides significant advantages over any other equivalent products, the Company does not have resources sufficient to assure prospective investors that the Company will be successful in its sales and marketing efforts. Although the Company has certain experienced and highly regarded personnel, the Company, as an enterprise, has limited experience in sales, marketing, or distribution of software and related products and services. To market the Y2K Solution and Related Software directly, the Company must continue to develop a marketing and sales force with technical expertise and support capability and seek the assistance of various enterprises through licensing and/or other methods of joint marketing. There can be no assurance that the Company will be able to establish and maintain sales and distribution capabilities or obtain and maintain the assistance of one or more enterprises in such efforts.

     As of November 30, 1998, the Company has entered into four Strategic Alliance Agreements and two Distribution Agreements to license the I|NOVA System. The terms of the Strategic Alliance Agreements provide for license fees to be paid out of the revenues generated by the use and/or sub-licensing of the I|NOVA System by the licensees to their clients. The licensees are also required to share all gross revenues on a ratio of 65% to Veronex and 35% to the licensees until Veronex receives the entire license fee. Thereafter, the revenues generated by the use and/or sub-licensing of the I|NOVA System by the licensees to their clients will be shared on a ratio of 65% of all gross revenues to the licensees and the remaining 35% to Veronex.

     The Distribution Agreements grant to the distributors a non-exclusive license to use and sub-license certain specified component software of the I|NOVA System in various geographical territories. The Distribution Agreements provide for royalty fees equal to 40% of the revenues generated by the use and sub-license of such software to be paid to the Company, including certain guaranteed minimum royalty payments. The distributors also are required to pay certain periodic maintenance plan fees.

     In addition to the Strategic Alliance Agreements and Distribution Agreements, the Company also utilizes Teaming Agreements to join forces with other businesses in developing and pursuing certain business opportunities, as well as End-User Sales Agreements for the development and/or licensing of various software.



     As of November 30, 1998, the Company has recorded $4,500,000 of revenue from the Strategic Alliance Agreements, $11,750,000 of revenue from the Distribution Agreements and has accrued $7,050,000 to cover distribution costs, and $900,000 of revenue from software royalties.

PROPRIETARY TECHNOLOGY.

     Although the Company recently filed a comprehensive patent application and continuation-in-part applications for its Y2K Solution and Related Software, and anticipates that its engineering activities will result in a number of additional patent applications, there can be no assurance that any patents will issue therefrom or, if issued, that they will provide significant commercial protection. Moreover, third parties may have filed other patent applications and patents may be issued on such inventions and such third parties may otherwise claim proprietary rights to technology useful or necessary to the Company. The extent to which the Company may be required to seek licenses under such other patents or other proprietary rights, and the cost or availability of such licenses, cannot now be predicted. There can be no assurance that others will not independently develop superior know-how or obtain access to know-how used by the Company that it now considers proprietary.

SUCCESS DEPENDENT UPON MANAGEMENT.

     Success of the Company and its subsidiaries will depend, to a large extent, upon the active participation of Messrs. David A. Hite, Thomas J. Price, and Thomas A. Speed, executive officers or senior product development personnel of the Company. Although all of such individuals have executed employment agreements with the Company, there can be no assurance that each of such individuals will continue to be employed by the Company. There are no key-man life insurance policies in effect in respect of any such individuals. The loss of the services of any such individuals could materially and adversely affect the continued development of the products of the Company and their viability in the marketplace.

COMPETITION IN THE MARKETPLACE.

     The concern raised by the seeming inability of significant numbers of computers to function as of the turn of the century has generated material governmental and industrial concern. In response thereto, numerous computer hardware and software companies (both established and development stage) have been devoting substantial resources to solving the problem. Veronex is one of such companies. However, many of such competitors have greater financial and other resources, experience, and reputation than the Company and, consequently, the Company has been and may continue to be at a competitive disadvantage in these areas. Many of such entities have exerted and will continue to exert extensive research and development efforts that have resulted or may result in the introduction of a multitude of sophisticated, commercially marketable products and services for the markets. Notwithstanding management's belief that the Company's Y2K Solution and Related Software represents a true, viable solution to the problem, there can be no assurance that the Company will be able to market and sell its products successfully in the marketplace.

RISKS OF INVESTING IN THE INDUSTRY.

     An investment in any aspect of the computer hardware or software industry is speculative and historically has involved a high degree of risk. This industry has frequent introductions of new products and product enhancements. While the Company has certain proprietary software technology, there can be no assurance that it will be able to develop new products and enhance existing products in a timely manner, if at all, in response to changing market demand and competitive pressure. Success of the Company will depend on a number of factors over which it has little or no control.

GENERAL ALLOCATION OF PROCEEDS.

     The net proceeds, if any, of the Offering will be allocated for general working capital of the Company. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares offered for the account of the Selling Shareholders; however, it will receive proceeds upon the exercise of the Unit Warrants by the holders thereof (as to which exercise there can be no assurance). Investors must entrust the ultimate applications thereof to the judgment of management. (See "Use of Proceeds.")

DIVIDENDS.

     The Company has not declared or paid any dividends on its Common Stock since 1983. No dividends are contemplated at any time in the foreseeable future. (See "Description of Securities.")

DILUTION.

     Purchasers of shares of Common Stock offered hereby will suffer immediate dilution in the net tangible book value of their shares of Common Stock. (See "Dilution.")

REGULATION OF DESIGNATED SECURITIES.

     The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "designated securities." Designated securities generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The designated securities rules require a broker-dealer, prior to a transaction in a designated security not otherwise exempted from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about designated securities and the nature and level of risks in the designated securities market. The broker-dealer also must provide the customer with bid and offer quotations for the designated security, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each designated security held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a designated security not otherwise exempt from such rules, the broker-dealer must make a special written determination that a designated security is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the designated security. The Company's Common Stock is subject to the designated security rules, and, accordingly, investors in this offering may find it difficult to sell their shares of Common Stock, if at all.


                           DESCRIPTION OF SECURITIES

COMMON STOCK.

     The Company's equity capital consists of one class of stock -- common. A holder of Common Stock is entitled to one vote per share on all matters submitted for action by the shareholders. All shares of Common Stock are equal to each other with respect to the election of directors. The terms of the directors are not staggered and the board is not classified. Directors are elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Company. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, on a pro rata basis, the assets remaining after creditors and holders of any class of stock having liquidation rights senior to holders of Common Stock have been paid in full.

     The Company has 100,000,000 shares of Common Stock authorized. As of April 15, 1999, the transfer ledgers maintained by the Company's transfer agent, including individual participants in security position listings, indicated that there were approximately seven million shares of Common Stock issued and outstanding, which were held of record by approximately 3,500 persons.

     As of April 15, 1999, there were approximately 1,100,000 restricted shares of Common Stock outstanding. Future sales of these shares under Rule 144 could depress the market price of the Common Stock. A majority of such shares are eligible for sale pursuant to Rule 144; however, given the size of the shareholdings, the volume limitations of Rule 144 would significantly limit their resale.

CERTAIN MARKET INFORMATION.

     The Common Stock is quoted on the OTC Bulletin Board. The following table sets forth the high and low bid prices (expressed in U.S. Dollars on the OTC Bulletin Board) for the Company's Common Stock for its most recent fiscal year ended February 28, 1998 and fiscal quarters ended November 30, 1998, August 31, 1998, May 31, 1998, and February 28, 1999, respectively, and for that time frame from March 1, 1999, through April 15, 1999.

                  Period Ended            High          Low
                  ------------            ----          ---

               April 15, 1999             4.219        2.250
               February 28, 1999          6.375        1.281
               November 30, 1998          5.250        1.500
               August 31, 1998            9.500        3.375
               May 31, 1998              13.563        3.750
               February 28, 1998          5.875        0.875

     The above-stated quotations represent inter-dealer prices, without mark-ups or commissions, and may not necessarily be indicative of actual sales prices.
On April 15, 1999, the closing price for the Common Stock, as reported on the OTC Bulletin Board, was $3.875.

DIVIDENDS.

     The Company has not declared or paid any dividends on its Common Stock since 1983. Further, no dividends are contemplated at any time in the foreseeable future. There are no current or contemplated restrictions which will limit the ability of the Company to declare and pay dividends. (See "Risk Factors.")

UNITS.

     During its 1998 Fiscal Year, the Company offered to sell, and sold, through its exclusive placement agent, Robb Peck McCooey Clearing Corp. ("Placement Agent"), 502,000 Units in a private placement ("Private Placement"). Each Unit was offered at a price of $4.00 and was comprised of one share of Common Stock and one redeemable Common Stock purchase warrant (as referred to earlier as a Unit Warrant). Each Unit Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at an exercise price of $8.00 per share, subject to adjustment in the event the Company failed to generate at least $24,000,000 in gross revenues (the "Revenue Amount") from November 7, 1997 to November 30, 1998 (the "Revenue Period"). Based upon the Company's gross revenues of $17,400,000 generated during the Revenue Period, the exercise price of the Unit Warrants has been reduced to $2.00 per share.

     The Unit Warrants are redeemable, in whole or in part, at the option of the Company, for $0.10 per Unit Warrant on not less than 30 days' prior written notice, at any time, provided that (i) the closing bid price of the Company's Common Stock is at least $2.50 (subject to adjustment), and the trading volume of the of the Common Stock is not less than 30,000 shares per day, on each of the 20 consecutive trading days ending within 10 days of the date of the notice of redemption; and (ii) the shares of Common Stock underlying the Unit Warrants have been registered for public distribution under the Securities Act. Based upon the Company's gross revenues of $17,400,000 generated during the Revenue Period, the closing bid price requirement of the Company's Common Stock was reduced from $10.00 to $2.50.

     The Company granted certain registration rights to persons who purchase Units, and also granted certain additional rights to the Placement Agent regarding the constituent portions of the Placement Warrants. The Company also agreed to use its best efforts to register the Unit Shares and the Warrant Shares.

Warrants.

     The Warrants contain general anti-dilution provisions to avoid dilution of the equity interest represented by the Warrant Shares upon the occurrence of certain events, e.g., Common Stock share dividends or splits and the issuance of shares of Common Stock at less than the exercise price of the Warrants, with certain exceptions. In the event of liquidation, dissolution, or winding up of the Company, Warrant holders will not be entitled to participate in the assets of the Company unless they exercise their Warrants. Warrant holders have no voting, preemptive, liquidation, or other rights of holders of Common Stock, and are not entitled to participate in dividends.

     The Unit Warrants allow the registered holders thereof to acquire additional shares of Common Stock for a five-year period commencing after the closing of the Private Placement, unless the Unit Warrants have been previously redeemed, at the reduced exercise price of $2.00 per share, as discussed above.

Revenue Amount.

     Additional Shares.
     -----------------

     In the event the Company failed to generate the Revenue Amount during the Revenue Period, the Company was required to issue additional shares of Common Stock to those persons who purchased Units, in accordance with the following schedule:

     Additional Shares                           Gross Revenues of the Company
     --------------------------                  -----------------------------
     (Per Warrant Share)
                0                                 in excess of     $24,000,000
               .5                                  $20,000,000  -- $24,000,000
              1.0                                  $16,000,000  -- $19,999,999
              1.5                                  $12,000,000  -- $15,999,999
              2.0                                  $ 8,000,000  -- $11,999,999
              2.5                                  $ 4,000,000  -- $ 7,999,999
              3.0                                  $         0  -- $ 3,999,000


    Based upon the Company's gross revenues of $17,400,000 generated during the Revenue Period, the Company issued one Additional Share of Common Stock for each Unit purchased, totaling 502,000 Additional Shares of Common Stock.

     Additional Warrants.
     -------------------

     If the Company failed to generate the Revenue Amount during the Revenue Period, then the Company is required to grant Additional Warrants to the holders of the Unit Warrants (on terms identical to the Unit Warrants) in accordance with the following schedule:

     Additional Warrants                       Gross Revenues of the Company
     -------------------------                 -----------------------------
     (Per Unit Warrant)
                0                              in excess of      $24,000,000
              . 5                               $20,000,000   -- $24,000,000
              1.0                               $16,000,000   -- $19,999,999
              1.5                               $12,000,000   -- $15,999,999
              2.0                               $ 8,000,000   -- $11,999,999
              2.5                               $ 4,000,000   -- $ 7,999,999
              3.0                               $         0   -- $ 3,999,000

     Based upon the Company's gross revenues of $17,400,000 generated during the Revenue Period, the Company granted one Additional Warrant for each Unit purchased, totaling 502,000 Additional Warrants to purchase up to 502,000 shares of Common Stock, at an exercise price of $2.00 per share.

     Reserved Shares; Exercise; No Rights as Shareholders.
     ----------------------------------------------------

     The Company has reserved from its authorized but unissued shares a sufficient number of shares of Common Stock for issuance on exercise of the Unit Warrants and the Additional Warrants. During the period in which a Unit Warrant or an Additional Warrant is exercisable, exercise of a Unit Warrant or an Additional Warrant may be effected by delivery of a certificate therefor duly endorsed for exercise and accompanied by payment of the exercise price.

     The Warrant holders have no rights as shareholders until they exercise their Warrants, and the Warrants are subject to the terms and conditions of a Warrant Agreement between the Company and the Warrant holders.

Placement Warrants.

     The Company agreed to issue the Placement Warrants to the Placement Agent allowing it or its permitted assigns to acquire, upon exercise, up to 100,400 shares of Common Stock at an exercise price of $4.00 per share for a five-year period commencing after the final closing of the Private Placement, unless the Placement Warrants are previously redeemed. The Placement Warrants cannot be exercised prior to a date that is one year from the grant date thereof, pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. The Placement Warrants contain general anti-dilution provisions, and are subject to redemption by the Company, under the same terms and conditions as the Unit Warrants.

     If the Company failed to generate the Revenue Amount during the Revenue Period, then the exercise price of each Placement Warrant was to be reduced automatically and permanently to $2.00 per share, subject to further adjustment for stock splits and recapitalizations. In addition, the Company agreed to grant Additional Placement Warrants to the holders of the Placement Warrants in an amount equal to 20% of the Additional Warrants, if any, granted to the Warrant holders, which shall contain an exercise price of $1.00 per share, but otherwise contain terms identical to the Placement Warrants.

     Based upon the Company's gross revenues of $17,400,000 generated during the Revenue Period, the Company granted 100,400 Additional Placement Warrants to the Placement Agent at an exercise price of $1.00 per share. In addition, the exercise price of the Placement Warrants was reduced to $2.00 per share.

     The Placement Warrants contain demand and incidental registration rights provisions. The Company has reserved from its authorized but unissued shares a sufficient number of shares of Common Stock for issuance on exercise of the Placement Warrants and the Additional Placement Warrants.

Registration Rights.

     The Unit Shares and Warrant Shares are the subject of certain incidental registration rights by virtue of an agreement entered into between the Company and the Unit Investors and the Placement Agent, respectively (collectively, the "Registration Rights Agreements"). The Registration Rights Agreements provide for registration of such securities (collectively, the "Registrable Securities") during the period in which the securities remain subject to the registration requirements set forth under the Securities Act prior to sale, in the event that the Company proposes to register any other shares of Common Stock under the Securities Act.

     The Company will be solely responsible for the costs and expenses of the registrations (except or under certain circumstances set forth in the Registration Rights Agreements). The Company has agreed to indemnify the Placement Agent and any Warrant holder against any costs or liabilities incurred by the Placement Agent or any Warrant holder by reason of misstatements or omissions to state material facts in connection with statements made in the registration statements required under the Registration Rights Agreements. The Warrant holders have agreed to indemnify the Company against any liabilities by reason of misstatements or omissions to state material facts on his/her/its part in connection with the statements made in the registration statement based on information furnished in writing by such Warrant holder.

TRANSFER AGENT.

     Montreal Trust, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9; and ChaseMellon Shareholder Services, Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey, USA 07660 serve as co-transfer agents for the Common Stock. The Company acts as its own transfer agent for the Warrants.


                                   DILUTION

     The net tangible book value of the Company as of November 30, 1998, was $9,835,000 or $1.31 per share of Common Stock, based upon 7,498,159 shares of Common Stock issued and outstanding. The cost to be paid by the Company for registering the securities is estimated at $40,000 ("Offering Costs"). Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less the amount of its total liabilities, divided by the number of shares of Common Stock outstanding.

     Because of the Company's failure to generate the Revenue Amount during the Revenue Period, it was required to grant 502,000 Additional Warrants and 100,400 Additional Placement Warrants at an exercise price of $2.00 and $1.00 per share, respectively. Furthermore, the exercise price associated with the Placement Warrants was reduced automatically and permanently to $2.00 per share. (See "Description of Securities.") Thus, if all of the Additional Warrants, Placement Warrants, and Additional Placement Warrants, which represent shares of Common Stock being registered hereby, were exercised (as to which exercise there can be no assurance), 702,800 shares of Common Stock would be issued at an average price per share of $1.86, and the pro forma net tangible book value of the Company as so adjusted at November 30, 1998, would be $11,100,200 (net of Offering Costs), or $1.35 per share of Common Stock, representing an immediate increase in net tangible book value of approximately $0.04 per share to present holders of Common Stock and an immediate, average dilution of $0.51 per share to new investors. (See "Risk Factors.")

     The following table illustrates the per share dilution if the shares of Common Stock, underlying the Additional Warrants, Placement Warrants, and Additional Placement Warrants, being registered hereby are purchased by different groups of security holders exclusively. It does not include any of the Selling Shareholder Shares registered for sale hereby for the account of any of the Selling Shareholders, including any negative or positive dilution that may or may not occur in the event the Unit Warrants are exercised at the current exercise price of $2.00 per share. The Company will not receive any proceeds from the sale of any of the Selling Shareholder Shares offered for the account of the Selling Shareholders; however, it will receive proceeds upon the exercise of the Unit Warrants by the holders thereof (as to which exercise there can be no assurance).

====================================================================================================================================

                                                                               Additional
                                     Additional           Placement             Placement                 All New
                                      Warrants             Warrants             Warrants               Investors /(1)/
                                      --------             --------             --------               ---------
Public offering price per
 share /(2)/                          $2.00 /(3)/          $2.00 /(4)/          $1.00 /(4)/              $1.86 /(5)/
                                      =======              ========             =======                  ========
Net tangible book value per
 share prior to offering /(6)/         $1.31                $1.31                $1.31                    $1.31

Change per share attributable
 to new investors /(8)/                $0.04                $0.01               ($0.01)                   $0.04 /(5)/
                                       -----                -----               -------                   -----

Pro forma net tangible book
 value per share after
 offering /(8)/                        $1.35                $1.32                $1.30                    $1.35 /(5)/
                                       =====                =====                =====                    =====

Dilution per
share to new investors /(8)/           $0.65                $0.68               ($0.30)                   $0.51 /(5)/
====================================================================================================================================

Total shares outstanding /(6)/       7,498,159            7,498,159            7,498,159                 7,498,159

Shares offered to new investors        502,000              100,400              100,400                   702,800
                                       -------              -------              -------                   -------
Total shares after purchase by
 new investors                       8,000,159            7,598,559            7,598,559                 8,200,959

====================================================================================================================================

Net tangible
book value /(7)/                     $9,835,000           $9,835,000           $9,835,000                $9,835,000

Investment by new investors          $1,004,000            $200,800             $100,400                 $1,305,200
                                     ----------            --------             --------                 ----------
Pro forma net tangible book
 value after offering /(8)/         $10,799,000           $9,995,800           $9,895,400               $11,100,200
                                    ===========           ==========           ==========               ===========

______________
/(1)/ Includes Additional Warrants, Placement Warrants, and Additional Placement Warrants.
/(2)/  Before deducting the Offering Costs.
/(3)/ As a result of the Company's failure to generate the Revenue Amount during the Revenue Period, the Company granted Additional Warrants at an exercise price of $2.00 per share as set forth under the caption "Description of Securities."
/(4)/ As a result of the Company's failure to generate the Revenue Amount during the Revenue Period, each Placement Warrant's exercise price was reduced automatically and permanently to $2.00 per share and the Company granted Additional Placement Warrants at an exercise price of $1.00 per share as set forth under the caption "Description of Securities."
/(5)/  Represents a weighted average.
/(6)/ The total shares outstanding represented in this table are comprised of the sum of the 6,996,159 shares of Common Stock outstanding as of November 30, 1998, and the 502,000 Additional Shares issued by the Company effective April 15, 1999 to the Unit Investors due to its failure to generate the Revenue Amount during the Revenue Period as set forth under the caption "Description of Securities."
/(7)/  As of November 30, 1998.
/(8)/  Net of the Offering Costs.
===============================================================================

--------------------------------------------------------------------------------
                                USE OF PROCEEDS
--------------------------------------------------------------------------------

     The maximum net proceeds, if any, to be received by the Company from the exercise of Warrants are estimated to be $1,305,200. The Offering Costs are estimated to be approximately $40,000. The Offering Costs are the direct costs and expenses that the Company has borne and estimates that it will subsequently bear in conducting this offering, and include federal and state registration fees, accounting and legal fees, engraving fees, and other fees and expenses directly related to this offering. Due to the on-going nature of these fees, the amount presented is an estimate.

     The net proceeds, if any, received by the Company from the exercise of the Warrants will be added to working capital and used for general corporate operating purposes. These purposes may include the acquisition of complementary business or product line; however the Company has not entered into an understanding or agreement for any such acquisition. Pending use, the proceeds will be invested in short-term, interest-bearing securities. The Company will not receive any proceeds from the sale of the Selling Shareholder Shares offered for the account of the Selling Shareholders, or from the issuance of the Additional Shares, or from the grant of the Contingent Warrants, unless some or all of the Contingent Warrants are exercised. (See "Dilution.") There can be no assurance that any Warrants will be exercised.

     Based on its current operating plan, the Company anticipates that the proceeds of the Offering, if any, together with existing resources and cash generated from operations, if any, will be sufficient to satisfy the Company's contemplated cash requirements for at least 12 months. There can be no assurance, however, that the Company's cash requirements during this period will not exceed its available resources or that these funds will be sufficient to meet the Company's longer term cash requirements for operations. In the event the Company's plans or assumptions change or prove to be inaccurate, or the net proceeds of the Offering, if any, together with cash generated from future revenues, if any, prove to be insufficient to fund operations (due to unanticipated expenses, problems, or other factors), the Company may find it necessary and/or advisable to seek additional financing or curtail significantly or eliminate some or all of its operations. There can be no assurance that additional funds will not be required earlier than anticipated. The Company has no firm arrangements to obtain any additional financing and there can be no assurance that the Company will be able to do so at an acceptable cost, if at all. (See "Forward Looking Information," "Risk Factors," and "Plan of Distribution.")

--------------------------------------------------------------------------------
                              RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

LITIGATION.

Former Employees.


    As has been detailed in the Company's financial reports, the Company was involved in litigation proceedings and become a party to arbitration proceedings against certain of its former employees. In the litigation, the Company alleged, among other causes of action, that the party defendants misappropriated the Company's intellectual property; and was granted a temporary restraining order against the party defendants. Further, the Company maintained that the issues raised in the arbitration proceedings were inextricably intertwined with the matters that were the subject of the litigation. During the period ended November 30, 1998, the litigation with its former employees was settled in full and the Company accrued approximately $150,000 of legal costs associated with such proceedings.

Shelley Lawsuit.


     Between June 26, 1998, and June 14, 1999, Gerald N. Shelley (and his law corporation) and PCS Acquisition Corp., a wholly-owned subsidiary of the Company, and the Company (as well as certain related individuals) filed a series of complaints and cross complaints against each other in the Superior Court for Orange County, California, styled Promax Conceptual Strategies, a California
                                  ------------------------------------------
corporation; Gerald N. Shelley, an individual, v. International Veronex
-----------------------------------------------------------------------
Resources Ltd.; Jack Lazor, an individual; Tom Price, an individual; and Does 1
-------------------------------------------------------------------------------
through 100, inclusive, Case No. 796168.  On April 16, 1999, the parties reached
----------------------
a comprehensive settlement of the disputes among them.

Malicious Prosecution Lawsuit.


     On August 22, 1997, the Company, Nordell International Resources, Ltd., a wholly-owned subsidiary of the Company ("Nordell"), and David A. Hite ("Hite") (collectively referred to as "Hite, et al.") filed a lawsuit in the Superior Court of California in Los Angeles for, among other issues, malicious prosecution, fraud, and a net profits accounting from and against Triton Energy Corp., Triton Energy Limited, Triton Indonesia, Inc. (a.k.a. Servoc Corp.) (collectively referred to as "Triton") for the Enim Oil Field joint venture project, styled Hite, et al. v. Triton Energy Corp., et al., Case No. CV 97-7146
                -------------------------------------------
JMI(XCt) ("Hite, et al. v. Triton").  On September 27, 1997, Triton, through a
          ------------------------
"removal" procedure, transferred the case to the United States District Court for the Central District of California.


     In October 1997, Triton filed a Motion to Dismiss the Complaint. Hite, et al. opposed Triton's Motion to Dismiss. The District Court ordered a stay of the case pending the resolution of the Nordell International Resources, Ltd. v.
                                       ----------------------------------------
Triton Energy Corporation, Triton Indonesia Inc, and Triton Oil (NZ) Ltd.
-------------------------------------------------------------------------
("Nordell v. Triton") appeal and reserved its earlier ruling on Triton's motion
 -------------------
dismiss.  After the Court of Appeals order denying Nordell's appeal in the

Nordell v. Triton case, the District Court in the Hite, et al. v. Triton action
-----------------                                 ----------------------
ordered both sides to submit supplemental briefing on the impact, if any, that the Nordell v. Triton appellate decision had on the Hite, et al. v. Triton case.
    -----------------                               ----------------------
Both sides filed their supplemental briefs with the District Court.


     On September 1, 1998, the District Court entered its Order granting in part and denying in part Triton's Motion to Dismiss. As a result of this Order, the District Court dismissed all of Nordell's claims, with prejudice. The District Court also dismissed all of the Company's and Hite's causes of action against Triton except for the Company's and Hite's individual causes of action against Triton regarding malicious prosecution and abuse of process, pled as the first and second causes of action, respectively, of the Complaint. The Company and Hite plan to pursue vigorously these two remaining causes of action. The Company, Nordell, and Hite may be precluded from appealing the District Court's dismissal of their other claims until the entire case is resolved as to all parties.

     On November 2, 1998, Triton filed a summary judgment motion to dispose of the two remaining causes of action: Veronex's and Hite's causes of action for malicious prosecution and Hite's cause of action for abuse of process. On February 1, 1999, the Court denied Triton's summary judgment motion in its entirety. From September 1, 1998, until the Judge's ruling on February 1, 1999, the parties had agreed to an informal stay of discovery, pending the Court's resolution of Triton's Motion to Dismiss and summary judgment motion. Immediately after the Court's ruling on February 1, 1999 denying Triton's motion for summary judgment, the parties began discovery. Discovery is now substantially completed.

     On April 12, 1999, the Court conducted a Pretrial Conference. The Court denied all of Triton's motions to exclude certain evidence that Hite and Veronex planned to introduce at trial and granted Hite's and Veronex's motion to exclude evidence of the Texas Court's erroneous ruling granting summary judgment against Hite and entering a judgment against him. At the Pretrial Conference, the Court continued the trial date from April 27, 1999, to May 18, 1999.

     Veronex and Hite have retained an expert to present a damage study for the damages Hite and Veronex claimed to have suffered pursuant to the malicious prosecution and abuse of process causes of action. The parties expect the expert witness to present evidence at trial indicating that Hite and Veronex will seek a combined amount of damages of $679,219, with Veronex claiming $591,854 of that amount and Hite seeking $87,365.

     In or about December 1997, Veronex and Nordell retained Ernst & Young LLP, as required by the arbitration order from the Nordell v. Triton arbitration, to
                                              -----------------
audit Nordell's 5% net profits interest in the Enim Oil Field project. In or about February and March 1999, Ernst & Young LLP began discussions with Triton's outside auditors, PricewaterhouseCoopers LLP about Triton's audit of Nordell's 5% net profits interests. Ernst & Young LLP believe they have uncovered discrepancies and errors related to Triton's calculation of Nordell's 5% net profits interest.

     Nordell had asserted as a cause of action, in the Hite, et al. v. Triton
                                                       ----------------------
complaint, against Triton's claims that Nordell had been denied its right to a 5% net profits audit. Part of the relief from the Court that Nordell requested is that it be allowed, pursuant to the December 13, 1990 arbitration award, to review the 5% net profits calculation by way of Ernst & Young LLP. The Court dismissed that cause of action in its September 1, 1998 Order Granting in Part and Denying in Part Triton's Motion to Dismiss the Complaint. Triton claims that this ruling precludes Nordell, by the use of Ernst & Young LLP, or by any other method, from conducting an audit of the 5% net profits calculation. Nordell maintains the position that it should be allowed to conduct a review of the 5% net profits calculation, so long as Ernst & Young LLP conducts the audit.

     There is no agreement yet between Ernst & Young LLP and the management of the Company as to what precise amount is still owing Nordell pursuant to the 5% net profits amount, except that Ernst & Young LLP does agree with the Company that some amount of money is owing. The estimates of the amounts which may be owing Nordell range from $800,000 to $25 million.

     The court has suggested that the parties attempt to mediate the dispute and the attorneys for Veronex and Hite are now exploring with Triton's attorneys the possibility of conducting a mediation before the trial begins on May 18, 1999. Triton is deciding whether to agree to a mediation, and if so, whether the mediation would be limited to the malicious prosecution damages or would also include the 5% net profits claim.

Options to Purchase Securities From Registrant or Subsidiaries.


     As of April 15, 1999, the following stock options to purchase the Company's shares were outstanding to various directors and employees:

                              Number of   Exercise      Expiration
Name                           Shares    Price (Cdn.$)     Date
----------------------------  ---------  ------------ --------------
     David Wooldridge            50,000        $3.69   Nov. 12, 2002
     Jay Geier                   15,000        $3.69   Nov. 12, 2002
     Theodore G. Elser           15,000        $3.69   Nov. 13, 2002
     Betty B. Lee                20,500        $2.25US Jul. 31, 1999
     Donald R. Johnston          15,000        $6.26  Sept. 14, 2003
     James H. Townsend           25,000        $6.26  Sept. 14, 2003
     Sandra M. Milligan          50,000        $7.19    Feb. 3, 2004
     Peggy Martin                50,000        $7.19    Feb. 3, 2004
     Gennen McDowall             25,000        $7.19    Feb. 3, 2004
     Pru Zerny                   25,000        $7.19    Feb. 3, 2004
     Gerald D. Lamont            25,000        $7.19    Feb. 3, 2004
     Pamela E. Day               20,000        $7.19    Feb. 3, 2004
     William Dannemeyer          25,000        $7.19    Feb. 3, 2004
     N. David Hamilton           25,000        $7.19    Feb. 3, 2004
     Timothy W. Hite             18,600        $7.19    Feb. 3, 2004
     Damon S. Young             140,000        $4.13    Apr. 1, 2004
     Premier Equities Inc.       80,000        $4.13    Apr. 1, 2004
     Michael Fryer               40,000        $4.13    Apr. 1, 2004
     Rahim Besharaty             40,000        $4.13    Apr. 1, 2004
                                -------
                                704,100
                                =======

Contingent Options - Two-Year Term.

     As of April 15, 1999, the following contingent, earn-out options are allocated from the Company's 1997 Contingent Stock Option Plan, the options for which shall vest on the same contingent, earn-out basis as those reserved for contingent issuance to Promax:

                                    Number of     Exercise      Expiration
Name                                 Shares    Price (Cdn.$)       Date
----------------------------------  ---------  --------------  -------------
     Tony Speed                      100,000       $ 3.13       Aug. 1, 1999
     David Wilson                     40,000       $ 3.13       Aug. 1, 1999
     Mike Schaefer                    25,000       $ 3.13       Aug. 1, 1999
     Jeanna Cobalis                   20,000       $ 3.13       Aug. 1, 1999
     Andrew Zide                      40,000       $ 5.60      Jan. 16, 2000
     Millie Egerton                   20,000       $ 5.45      Mar. 13, 2000
     Maxine English                   20,000       $ 5.45      Mar. 13, 2000
     Charles E. Armstrong             40,000       $10.33       May 27, 2000
     Gregg Puckett                    30,000       $10.71      Jun. 22, 2000
     William P. Habig                 40,000       $ 5.37       Mar. 5, 2000
     Tony Speed                      100,000       $ 2.28      Dec. 31, 2000
     Timothy W. Hite                  40,000       $ 2.28      Dec. 31, 2000
     Peggy Martin                     40,000       $ 2.28      Dec. 31, 2000
     Millie Egerton                   40,000       $ 2.28      Dec. 31, 2000
                                     -------
                                     595,000
                                     =======

Earnout Options - Two-Year Term.

                                    Number of  Exercise        Expiration
     Name                           Shares     Price (Cdn.$)     Date
----------------------------------  ---------  ------------ -------------
     John C. Lazor                     20,000       $ 0.90  Nov. 30, 1999
     Beverly Lazor-Bahr                20,000       $ 0.90  Nov. 30, 1999
     Shirley Lazor                     20,000       $ 0.90  Nov. 30, 1999
     Siamak Elghanian                  20,000       $ 0.90  Nov. 30, 1999
     Eddie Lepkowski                   20,000       $ 0.90  Nov. 30, 1999
     Ralph T. McCabe                  300,000       $ 0.90  Nov. 30, 1999
     Art Kotowitz                      20,000       $ 0.90  Nov. 30, 1999
     Pat McNiff                        20,000       $ 0.90  Nov. 30, 1999
     Lorraine DeBaca-
       Rodriguez                       10,000       $ 0.90  Nov. 30, 1999
     Pravin Parmar                     20,000       $ 0.90  Nov. 30, 1999
     Chelly D. Speed                   12,000       $ 0.90  Nov. 30, 1999
     Nina Alvarez-
       Shumway                         12,000       $ 0.90  Nov. 30, 1999
                                      -------
                                      494,000
                                      =======

EARNOUT PERIOD EXTENDED.

     At the Company's Annual General Meeting of Stockholders held September 21, 1998, the stockholders of the Company voted to extend the deadline from November 30, 1998 until November 30, 1999, before which (i) shares of Common Stock are available for earnout under the Purchase Agreement and under that certain Merger Agreement made by and among the Company, Promax, and PCS Acquisition Corp., a California corporation, respectively, and (ii) options may vest under the Company's 1997 Contingent Stock Option Plan. The extension of the earnout period applies to the 6,400,000 shares of Common Stock available for earnout by Mr. Price under the Purchase Agreement, the 3,500,000 shares of Common Stock available for earnout by Promax under the Merger Agreement, and the 2,000,000 shares allocated to the Company's 1997 Contingent Stock Option Plan.

OPTION TERM REDUCED.

     The term of each outstanding contingent and earnout option allocated from the Company's 1997 Contingent Stock Option Plan was reduced by one year.

UNITS.

     Effective April 15, 1999, the Company granted the Additional Warrants and the Additional Placement Warrants, and issued the Additional Shares as set forth more specifically under the caption "Description of Securities."

--------------------------------------------------------------------------------
                             SELLING SHAREHOLDERS
--------------------------------------------------------------------------------

     The following table sets forth certain information with respect to the Selling Shareholders' beneficial ownership of the Company's Common Stock as of the date of this Prospectus. Other than Mr. Robert E. Enright, none of the Selling Shareholders has had any material relationship within the past three years with the Company or any of its predecessors or affiliates. Mr. Enright served as the Company's Vice President of Sales between February and October 31, 1998. (See "Plan of Distribution.")

                                                                   Number of
                                                              Selling Shareholder
Shareholder Name(1)                                                Shares(2)        Percent(3)
-----------------------------------------------------------------------------------------------
Jose Maria Salema Garcao                                            200,000           2.67%
Fred C. Hoeppner & Margaret J. Hoeppner                              20,000             *
James L. Kurtz                                                       50,000             *
George Scritchfield & Cynthia H. Scritchfield                        20,000             *
JR. & Marshal L. Bloom                                               20,000             *
Jay Robert Bloom                                                     10,000             *
Paul C. Kalvin & Irene Kalvin                                        22,000             *
Michael H. Male & Judith R. Male                                     10,000             *
Richard A. Adler & Marcella K. Adler Living Trust                    20,000             *
Viola M. Enright & Robert E. Enright                                100,000           1.33%
Seaview Investment Group                                            100,000           1.33%
Carlos J. Villaneuva                                                 20,000             *
Viola M. Enright & Robert E. Enright                                 25,000             *
Frank K Kriz, Jr. MD PA Profit Sharing Plan Trust                    30,000             *
Frank K Kriz, Jr. MD PA Pension Plan Trust                           20,000             *
John J. Yanapoulos                                                   20,000             *
Rodolfo Hernandez                                                    20,000             *
Armando J. Guerra & Maria C. Guerra                                  20,000             *
Rodney R. Schoemann                                                  20,000             *
Jose A. & Ileana Garcia                                              20,000             *
Hi Tel Group Inc.                                                    40,000             *
Pablo Andrade                                                        20,000             *
P. H. Walker Construction Corp.                                      30,000             *
Angela Joy Coppola                                                   15,000             *
Paul Grover                                                           2,000             *
Hathaway Partners, L.P.                                              70,000             *
JLA Partners Ltd.                                                    20,000             *
Roy & Cathleen Mollard                                               20,000             *
Jan Nordmark                                                         15,000             *
Management Plus Inc. Pension Trust FBO Perlow, Barry                 15,000             *
Camalyn Randolph                                                     20,000             *

________________________________
*    Less than one percent.
(1) Each Selling Shareholder's beneficial ownership of Company securities as of the date of this Prospectus consists solely of the Unit Investor Shares, Additional Shares, and Unit Warrants as set forth in this Prospectus.
     Thus, the amount and percentage of Common Stock to be owned by each Selling Shareholder after completion of this offering is zero, assuming that all Selling Shareholders sell all of the Selling Shareholder Shares.
(2) Includes the balance of Unit Investor Shares not sold by the Selling Shareholders as of the date of this Prospectus, all Additional Shares, and assumes that all Unit Warrants are exercised (as to which exercise there can be no assurance) and that all Selling Shareholders sell all of their Selling Shareholder Shares.
(3) Total shares outstanding is comprised of the sum of the 6,996,159 shares outstanding as of November 30, 1998, and 502,000 Additional Shares issued by the Company effective April 15, 1999 to the Unit Investors.

                             PLAN OF DISTRIBUTION

     The Company will not employ the services of any person to (i) grant any of the Contingent Warrants; (ii) obtain the exercise of any Warrants exercisable into Common Stock; or (iii) offer for sale or purchase, sell, purchase, or distribute any Warrant Shares or Additional Shares.

     The Selling Shareholders will not employ the services of any person to exercise any Warrants exercisable into Common Stock.

     The Selling Shareholders may from time to time sell all or a portion of the Selling Shareholder Shares in the over-the-counter market on the OTC Bulletin Board, on any other national securities exchange on which the Common Stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The Selling Shareholder Shares will not be sold in an underwritten public offering.

     The Selling Shareholder Shares may be sold directly or through brokers or dealers. The methods by which the Selling Shareholder Shares may be sold include: (i) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iv) privately negotiated transactions. In effecting sales, brokers and dealers engaged by Selling Shareholders may arrange for other brokers or dealers to participate.

     Brokers or dealers may receive commissions or discounts from Selling Shareholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated, which, amounts are not expected to exceed those customary in the types of transactions involved. A broker-dealer may agree with a Selling Shareholder to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to such Selling Shareholder. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above.

     In connection with the distribution of the Selling Shareholder Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Selling Shareholder

Shares in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders may also sell the Selling Shareholder Shares short and redeliver the Selling Shareholder Shares to close out the short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers, which transactions require the delivery to the broker-dealer of the Selling Shareholder Shares. The Selling Shareholders may also loan or pledge the Selling Shareholder Shares to a broker-dealer and the broker-dealer may sell the Selling Shareholder Shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the Selling Shareholders may enter into, from time to time, other types of hedging transactions.

     The Selling Shareholders and any broker-dealers participating in the distributions of the Selling Shareholder Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any profit on the sale of Selling Shareholder Shares by the Selling Shareholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholder Shares may also be sold pursuant to Rule 144 under the Securities Act, beginning one year after the Selling Shareholder Shares were issued.

     The Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Selling Shareholder Shares, as well as with respect to the issuance of the Additional Shares and the Warrant Shares. The Company has agreed to use its best efforts to keep the Registration Statement current and effective for a period commencing on the effective date of the Registration Statement and terminating 24 months after the Registration Statement is declared effective by the Commission. There can be no assurance that the Selling Shareholders will sell any or all of the Selling Shareholder Shares offered hereunder. Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Shareholders.

     There may not be any direct relation between the exercise price of the Warrants or the issuance price of the Additional Shares and the assets, book value, shareholder's equity or net worth of the Company. Neither the exercise price of the Warrants nor the issuance price of the Additional Shares should be considered an indication of the actual value of the Company or of the Common Stock. The Company does not participate in determining the prices at which the Selling Shareholders may offer their shares of Common Stock to the public.

     All costs and expenses incurred in the registration, issuance, and primary sale of the Additional Shares and the Warrant Shares registered hereby will be borne by the Company. Further, all costs and expenses incurred by the Selling Shareholders in the registration of the Selling Shareholder Shares registered hereby will be borne by the Company. However, the Company will not bear any of the selling expenses incurred by the Selling Shareholders in the sale of the Selling Shareholder Shares, including, but not limited to, discounts, commissions, brokerage fees or taxes.


                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Arter & Hadden LLP, Irvine, California.

     The consolidated balance sheet of Veronex Technologies, Inc. and its subsidiaries as of February 28, 1998, and May 31, 1998, respectively, and the related statements of operations, stockholders' equity, and cash flows for the Company's fiscal year ended February 28, 1998, and the fiscal quarter ended May 31, 1998, have been incorporated by reference herein in reliance upon the report of Schvaneveldt & Company, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheet of Veronex Technologies, Inc. and its subsidiaries as of February 28, 1997, and the related statements of operations, stockholders' equity, and cash flows for the Company's fiscal year ended February 28, 1997, have been incorporated by reference herein in reliance upon the report of Coopers & Lybrand, Chartered Accountants, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Below is an itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered:

     Registration Fee - Securities and Exchange Commission     $ 2,885
     Printing and Engraving Expenses                           $    --
     Legal Fees and Expenses                                   $25,000*
     Accounting Fees and Expenses                              $ 7,500*
     Insurance Policy for Directors or Officers                $    --
     Miscellaneous                                             $ 4,615*
                                                               -------
     Total                                                     $40,000*
                                                               =======

     ______________
     *Estimated and subject to amendment


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Except as hereinafter set forth, there is no charter provision, by law, contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

STATUTORY PROVISIONS.

     Section 128 of the British Columbia Company Act of 1979, as amended (the "Company Act"), provides that a company may, with the approval of the court, indemnify a person who is a director or former director of the Company or a director or former director of a corporation of which the company is or was a shareholder, and the person's heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by the person, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been a director, including an action brought by the company or corporation, if, the person acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that the person's conduct was lawful.

     Upon application, the court may make an order approving an indemnity under this section, the court may make any further order it considers appropriate, and the court may order notice to be given to any interested person.

     The provisions of Section 128 described above apply to officers or former officers of a company or of a corporation of which the company is or was a shareholder.

          A company may obtain insurance for the benefit of directors or officers against any liability incurred by the person as a director or officer.

ARTICLES OF INCORPORATION.

          Subject to the provisions of the Company Act, Part 19 of the Company's Articles of Incorporation provides that the Company shall indemnify each person serving or having served as a director, secretary or an assistant secretary of the Company or any combination thereof and the heirs and personal representatives of any such person against all costs, charges and expenses whatsoever, including legal fees and any amount paid to settle any action or proceeding or satisfy any judgment in respect of any threatened, pending or completed civil, criminal or administrative action or proceeding to which he is or they are or threatened to be made a party by reason of his being or having been a director, secretary or an assistant secretary of the Company or by reason of his serving or having served, at the request of the Company, as a director, officer, employee or agent of the Company or any other corporation, partnership, joint venture, trust or other enterprise or in any other capacity for any such or other entity whatsoever, including any action whether brought by the Company or any such entity as above described; provided that he shall have acted honestly and in good faith in the best interests of the Company or such entity and shall have exercised the care, diligence and skill of a reasonably prudent person in respect of the matter or matters giving rise to such threatened, pending or completed civil, criminal or administrative action or proceeding.

          The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not, of itself, create a presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have reasonable grounds to believe that his conduct was lawful.

          The failure of a director or officer of the Company to comply with the provisions of the Company Act or the Company's Articles of Incorporation shall not invalidate any indemnity to which he is entitled under Part 19 of the Articles of Incorporation.

          Subject to the Company Act, the directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

          The directors may cause the Company to purchase and maintain insurance for the benefit of any person for whom and against any liability for which the directors shall or may cause the Company to provide indemnity pursuant to the Articles of Incorporation.

          The indemnification provided by Part 19 of the Articles of Incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any other part of the Articles of Incorporation, or any valid agreement, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such person. The indemnification provided by Part 19 of the Articles of Incorporation shall not be exclusive of any powers, rights, agreements or undertakings which may be legally permissible or authorized by or under any applicable law.

REGISTRATION RIGHTS AGREEMENTS.

     Section 5 of the Registration Rights Agreements entered into between the Company and each of the Unit Investors provide as follows:

     In connection with any registration statement relating to a sale of Restricted Registrable Securities, each seller thereof will furnish to the Company in writing such information and affidavits with respect to such seller as the Company reasonably requests for use in connection with any such registration statement (or prospectus contained therein) and will indemnify, to the extent permitted by law, the Company, its directors, its officers who sign the registration statement and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in such registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with such written information or affidavits relating to such seller furnished to the Company by such seller expressly for use therein. Notwithstanding the provisions of this Section 5(b), in no case shall any seller of Restricted Registrable Securities be liable or responsible for any amount in excess of the net proceeds received by such seller from the sale of the Restricted Registrable Securities of such seller which are included in any registration statement contemplated by this Agreement.

                                     * * *

     If the indemnification provided for in this Section 5 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute (on the basis of relative fault) to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses. The relative fault of such indemnifying and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 5(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. Notwithstanding the provisions of this Section 5(d)(i), in no case shall any seller of Restricted Registrable Securities be liable or responsible for any amount in excess of the net proceeds received by such seller from the sale of the Restricted Registrable Securities of such seller which are included in any registration statement contemplated by this Agreement.

                                     * * *

     No person guilty of fraudulent misrepresentation (within the meaning of Section 8(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                                     * * *

     If indemnification is available under this Section 5, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 5(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party.

PLACEMENT AGENT AGREEMENT.

     Section 12 of the Placement Agent Agreement made between the Company and the Placement Agent provides as follows:

     [The Placement Agent] agrees to indemnify and hold harmless the Company, its officers, directors, partners, employees, agents, and counsel and each person, if any, who control the Company within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, to the same extent as the foregoing indemnify from the Company to [the Placement Agent], but only with respect to statements, if any, made in the Confidential Offering Memorandum, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by [the Placement Agent] concerning [the Placement Agent] expressly for inclusion in the Confidential Offering Memorandum, or any amendment or supplement thereto and violations or breaches of any representation, warranty, covenant or agreement contained or incorporated in the Agreement, provided, however, that [the Placement Agent's] obligations to provide indemnification hereunder shall be limited to the fees actually received by [the Placement Agent] pursuant to this Agreement. If any action shall be brought against the Company in respect of which indemnification may be sought against [the Placement Agent] pursuant hereto, [the Placement Agent] shall have the rights and duties given to the Company above, and the Company shall have the rights and duties so given to [the Placement Agent].

     Section 12 of the Placement Agent Agreement also provides:

     The Company, agrees to indemnify and hold harmless [the Placement Agent], its officers, directors, partners, employees, agents, and counsel, and each person, if any, who controls [the Placement Agent] within the meaning of
     Section 15 of the Act or Section 20(a) of the * * * Exchange Act * * * against any and all losses, claims, damages, obligations, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which [the Placement Agent] is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with (a) an untrue statement or alleged untrue statement of a material fact contained in, or omissions from the Offering Documents, including any amendment thereof or supplement thereto, or similar statements or omissions in or from any other information furnished by the Company to [the Placement Agent] or any prospective purchaser of the Securities in the Offering; (b) violations or breaches of any representation, warranty, covenant or agreement contained or incorporated in the Agreement or in any instrument, document, agreement or certificate delivered by the Company to [the Placement Agent] or any prospective purchaser of the Securities in the Offering; [the Placement Agent's] acting for the Company, including, without limitation, any act or omission by [the Placement Agent] in connection with its acceptance of or the performance or no-performance of its obligations under the Agreement; and (d) the Offering. The Company also agrees that [the Placement Agent] shall not have any liability, whether direct or indirect, in contract or tort (excluding intentional torts) to the Company for or in connection with the engagement of [the Placement Agent], except as provided below with respect to [the Placement Agent's] obligations to indemnify to the Company.


     These indemnification provisions shall be in addition to any liability which the Company may otherwise have to [the Placement Agent] or the person indemnified below in this sentence and shall extend to the following: [the Placement Agent], its affiliated entities, partners, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, employees, legal counsel, agents and controlling persons of any of them. All references to [the Placement Agent] in these indemnification provisions shall be understood to include any and all of the foregoing.

     In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and [the Placement Agent], on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements to which the indemnified person may be subject in accordance with the relative benefits received by the Company, on the one hand, [the Placement Agent], on the other hand, and also the relative fault of the Company, on the one hand, and [the Placement Agent], on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements and the person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, [the Placement Agent], shall not be obligation to contribute any amount hereunder that exceeds the amount of fees previously received by [the Placement Agent] pursuant to the Agreement.

ITEM 16.  EXHIBITS.

 5 [X]    Opinion of Arter & Hadden LLP, counsel to the Company.

10.1* Agreement of Sale dated July 12, 1995 between the Registrant and Martin J. Garo, Barbara A. Garo, Daniel R. Garo, Kevin W. Garo, Joe Jones, Damon Young, Lisa Anderson and Timothy O'Connor whereby the Registrant acquired four placer mining claims, all situate in Avawatz Mining District, County of San Bernardino, State of California, United States of America is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1995.

10.2* Director's Stock Option Agreement dated January 28, 1997 between the Registrant and David A. Hite is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

10.3* Director's Stock Option Agreement dated January 30, 1997 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

10.4* Director's Stock Option Agreement dated November 12, 1997 between the Registrant and J. Lewis Dillman is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.5* Director's Stock Option Agreement dated November 12, 1997 between the Registrant and Pru Zerny is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

__________________________
*    Items so noted were previously filed.
[X]  Items so noted are filed herewith.

10.6* Director's Stock Option Agreement dated November 12, 1997 between the Registrant and Sandra M. Milligan is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.7* Employees Stock Option Agreement dated November 12, 1997 between the Registrant and Peggy Martin is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.8* 1997 Contingent Stock Option Planis incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.9* Agreement of Sale dated November 20, 1995 between the Registrant and David A. Hite and Timothy Hite whereby the Registrant acquired the Alexander Star #2 Claim, comprised of 160 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996.

10.10* Agreement of Sale dated November 20, 1995 between the Registrant and David A. Hite, Donna L. Hite, Timothy W. Hite and Bradley Hite whereby the Registrant was granted an option to acquire eight placer mining claims known as the Alexander Star #91-98 Claims, all l,280 acres and located in San Bernardino, California is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 29, 1996.

10.11* Amending Agreement dated April 1, 1997 to the Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price, extending the date for receipt of all requisite regulatory approvals from June 30, 1997 to December 31, 1997 is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

10.12* Property Purchase Agreement dated January 14, 1997 between the Registrant and Thomas J. Price whereby the Registrant will acquire a 100% interest in and to certain software technology and intellectual property created by Thomas J. Price, known as the Automated Information Management (the "AIM Technology") is incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

___________________
*    Items so noted were previously filed.
[X]  Items so noted are filed herewith.

10.13* Property Purchase Agreement effective August 1, 1997 between the Registrant and Terry G. Goodbody whereby the Registrant acquired a 100% interest in and to certain proprietary intellectual property created by Goodbody, known as the Archidata Technology is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.14* Stock Purchase Agreement dated the August 1, 1997 between the Registrant and Thomas A. Speed whereby the Registrant acquired a 100% interest in and to Mainstream Technologies, Inc., a California corporation is incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended February 28, 1998, filed with the Securities & Exchange Commission on July 20, 1998.

10.15[X] Warrant Agreement dated November 7, 1997 among the Registrant and each of the Unit Investors as part of the Registrant's Private Placement.

10.16[X] Placement Agent Agreement dated November 7, 1997 between the Registrant and the Placement Agent as part of the Registrant's Private Placement.

10.17 Placement Agent's Common Stock Warrant Agreement dated November 7, 1997 between the Registrant and the Placement Agent as part of the Registrant's Private Placement.

23.1[X]   Consent of Arter & Hadden LLP (Incorporated into Item 5.)

23.2[X]   Consent of Schvaneveldt & Company.

24*    Power of Attorney.

_________________
*    Items so noted were previously filed.
[X]  Items so noted are filed herewith.

ITEM 17.  UNDERTAKINGS.

  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, (i) the registrant's latest filing on Form 20-F, Form 40-F, or Form 10-K; and any filing on Form 10-Q, Form 8-K or Form 6-K incorporated by reference into the prospectus; (ii) the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on April 22, 1999.

                                 VERONEX TECHNOLOGIES, INC.

                                 By: /s/ DAVID A. HITE
                                     -------------------
                                     David A. Hite,
                                     Chairman of the Board,
                                     Chief Executive Officer,
                                     Chief Financial Officer, and Director


  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

    DATE                           SIGNATURE                                TITLE
    ----                           ---------                                -----

April 22, 1999           /s/   DAVID A. HITE                     Chairman of the Board, Chief
                         --------------------------------------
                         David A. Hite                           Executive Officer, Chief
                                                                 Financial Officer, Director


April 22, 1999           /s/   THOMAS J. PRICE                   President and Director
                         --------------------------------------
                         Thomas J. Price


April 22, 1999           /s/   *                                 Director
                         --------------------------------------
                         Sandra M. Milligan


April 22, 1999           /s/   GENNEN MC DOWALL                  Director
                         --------------------------------------
                         Gennen McDowall


April 22, 1999           /s/   *                                 Director
                         --------------------------------------
                         Pru Zerny

* /s/ DAVID A. HITE
-------------------
      David A. Hite
      Attorney-in-Fact


                               INDEX TO EXHIBITS

Number                         Description
--------------------------------------------------------------
    5      Opinion of Arter & Hadden LLP, counsel to the Company.

    10.15  Warrant Agreement dated November 7, 1997 among the
           Registrant and each of the Unit Investors as part of the Registrant's Private Placement.

    10.16 Placement Agent Agreement dated November 7, 1997 between the Registrant and the Placement Agent as part of the Registrant's Private Placement.

    10.17  Placement Agent's Common Stock Warrant Agreement dated
           November 7, 1997 between the Registrant and the Placement
           Agent as part of the Registrant's Private Placement.

     23.1  Consent of Arter & Hadden LLP (Incorporated into Item 5.)

     23.2  Consent of Schvaneveldt & Company.